TEVA COMPLETES ACQUISITION OF RIMSA
Transaction Extends Teva’s Presence in Key Global Market and Enhances Growth Potential

Jerusalem, March 3, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE & TASE: TEVA) today announced that it has successfully completed the acquisition of Representaciones e Investigaciones Médicas, S.A. de C.V. (Rimsa), a leading pharmaceutical manufacturing and distribution company in Mexico, together with a portfolio of products and companies, intellectual property, assets and pharmaceutical patents in Latin America and Europe in a set of transactions for an aggregate of $2.3 billion.

With the completion of the acquisition, Teva is now one of the leading pharmaceutical companies in Mexico, the second largest market in Latin America and one of the top five emerging markets globally.

“This acquisition delivers on our strategy of increasing our presence in key emerging markets and offers a platform for further growth in the region. Rimsa will provide Teva with a strong brand, unique portfolio of patent-protected products, a promising pipeline and significant relationships with patients, physicians and other healthcare providers,” said Erez Vigodman, President and CEO of Teva. “We have a clear responsibility to turn those strengths into meaningful results for patients, customers and the communities we serve, as well as for our shareholders.”

Rimsa has had annual growth, year-over-year of 10.6% since 2011. The company has an extensive portfolio of patent-protected products, including fixed-dose combination products which have fueled its growth.

“With the combination of Teva and Rimsa, we now have a strong presence in the market with operational and commercial capacity that favors rapid market penetration and which allows us to provide a broad competitive portfolio as well as new treatment options through differentiated products,” said Siggi Olafsson, President and CEO of Teva Global Generic Medicines. “Building on Rimsa’s strong brand reputation and well-established commercial footprint, together, we will now be able provide a world-class offering of specialty and generic Teva medicines to patients in Mexico and across the region.”

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to achieve substantial synergies in Mexico; our ability to achieve high levels of long-term and sustainable profitable growth in the region following the closing; our ability to continue the rate of growth achieved by Rimsa in the several years prior to closing; our ability to introduce Teva products to the region through Rimsa; the timing and amount of earnings generated by the Rimsa operations following closing; our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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